February 22, 2019

Donald Steinberg
Chief Executive Officer
Marijuana Co of America, Inc.
1340 West Valley Parkway, Suite 205
Escondido, CA 92029

       Re: Marijuana Co of America, Inc.
           Registration Statement on Form S-1
           Filed December 27, 2018
           File No. 333-229030

Dear Mr. Steinberg:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed December 27, 2018

Executive Compensation, page 55

1. Please update Executive Compensation information for the most recent fiscal year end. Refer to Regulation S-K, Compliance and Disclosure Interpretation Question 117.05
       for guidance.
Signatures, page 83

2. Please revise your signature page to include the signature of your controller or principal accounting officer. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to
       Signatures on Form S-1.
 Donald Steinberg
FirstName Co of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany NameMarijuana Co of America, Inc.
February 22, 2019
February 22, 2019 Page 2
Page 2
FirstName LastName
Interim Financial Statements, page F-1

3. Please update your financial statements for the most recently completed fiscal year.
4. In light of your significant cash outlays, debt obligations, impairments, losses on equity investments, and gain on cancellation of debt related to your various interests reported in both your Investments and Short-term Investments line items, please address the following regarding these investments:
           Revise your investment footnotes to provide a separate tabular rollforward for each of the periods presented in your next amendment that reconciles to the amounts presented on your Balance Sheet and Statements of Operations.
           Provide us with a separate quarterly rollforward, from inception of each investment to latest balance sheet date to be included in your next amendment, of the activities for each of the above mentioned line items.
Note 3 - Summary of Significant Accounting Policies
Segment Information, page F-11

5. You disclose here that you have only one operating segment. However, on page 32 to disclose that you offer business consulting and bookkeeping services in addition to your product sales. Please provide us the following:
           Tell us how you considered the disclosure requirements of ASC 280-10-50-40.
           Tell us the separate amounts of business consulting, bookkeeping, and any other types of services offered during 2017 and 2018.
           Tell us the various types/streams of product revenue reported during 2017 and 2018, and explain how you determined they were similar for purposes of this guidance.
Annual Financial Statements
Note 1 - Significant Accounting Policies
Stock Based Compensation, page F-29

6. Revise your policy footnote to more clearly disclose how you determined the fair value of your equity for purposes of stock based compensation. Revise to clarify whether you used the trading price of your stock and whether any adjustments were made to the trading price in determining the fair value of the award. If adjustments were made to the trading price, disclose the reasons for and nature of the adjustments, and tell us the amount of such adjustments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Donald Steinberg
Marijuana Co of America, Inc.
February 22, 2019
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameDonald Steinberg
                                                           Division of
Corporation Finance
Comapany NameMarijuana Co of America, Inc.
                                                           Office of Healthcare
& Insurance
February 22, 2019 Page 3
cc:       Tad Mailander, Esq.
FirstName LastName